

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2020

Lisa Love
Senior Vice President, General Counsel and Corporate Secretary
Cincinnati Financial Corporation
6200 S. Gilmore Road
Fairfield, Ohio 45014

> **Re: Cincinnati Financial Corporation**
> **Registration Statement on Form S-3**
> **Filed November 16, 2020**
> **File No. 333-250112**

Dear Ms. Love:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Stickel at 202-551-3324 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance